CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	20	70
Accounts receivable	1,042	1,014
Income taxes receivable	289	312
Inventories	1,400	1,247
Prepaid expenses	198	271
	2,949	2,914
Assets held for sale (note 4)	1,054	—
	4,003	2,914
Restricted cash (note 5)	134	121
Exploration and evaluation assets (note 6)	1,087	1,091
Property, plant and equipment, net (note 4)	24,417	27,634
Goodwill	658	700
Investment in joint ventures	391	359
Long-term income taxes receivable	109	109
Other assets (note 7)	179	128
Total Assets	30,978	33,056
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,056	2,527
Short-term debt (note 8)	860	720
Long-term debt due within one year (note 8)	260	277
Contribution payable due within one year	208	210
Asset retirement obligations (note 9)	89	102
	3,473	3,836
Liabilities directly associated with assets held for sale (note 9)	79	—
	3,552	3,836
Long-term debt (note 8)	5,213	5,759
Other long-term liabilities (note 10)	762	743
Contribution payable	13	138
Asset retirement obligations (note 9)	2,573	2,882
Deferred tax liabilities	2,950	3,112
Total Liabilities	15,063	16,470
Shareholders’ equity
Common shares (note 11)	7,296	7,000
Preferred shares (note 11)	874	874
Retained earnings	6,916	7,589
Other reserves	829	1,123
Total Shareholders’ Equity	15,915	16,586
Total Liabilities and Shareholders’ Equity	30,978	33,056
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income (Loss)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except share data)	2016	2015	2016	2015
Gross revenues	3,243	4,570	5,923	8,587
Royalties	(90)	(134)	(144)	(264)
Marketing and other	18	(44)	(84)	25
Revenues, net of royalties	3,171	4,392	5,695	8,348
Expenses
Purchases of crude oil and products	1,624	2,313	3,110	4,540
Production, operating and transportation expenses (note 12)	680	742	1,361	1,497
Selling, general and administrative expenses (note 12)	146	86	263	191
Depletion, depreciation, amortization and impairment (note 4)	697	905	1,419	1,769
Exploration and evaluation expenses	76	43	93	100
Other – net	117	(57)	54	(83)
	3,340	4,032	6,300	8,014
Earnings (loss) from operating activities	(169)	360	(605)	334
Share of equity investment	(1)	—	(2)	—
Financial items (note 13)
Net foreign exchange gain (loss)	(9)	6	4	68
Finance income	—	2	5	4
Finance expenses	(96)	(74)	(203)	(126)
	(105)	(66)	(194)	(54)
Earnings (loss) before income taxes	(275)	294	(801)	280
Provisions for (recovery of) income taxes
Current	29	95	(32)	149
Deferred	(108)	79	(115)	(180)
	(79)	174	(147)	(31)
Net earnings (loss)	(196)	120	(654)	311
Earnings (loss) per share (note 11)
Basic	(0.20)	0.11	(0.67)	0.30
Diluted	(0.20)	0.10	(0.67)	0.27
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,005.5	984.0	1,004.4	983.9
Diluted (millions)	1,005.5	984.1	1,004.4	984.1
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2016	2015	2016	2015
Net earnings (loss)	(196)	120	(654)	311
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	—	(1)	(1)	(1)
Exchange differences on translation of foreign operations	27	(115)	(521)	460
Hedge of net investment (note 15)	(11)	56	228	(221)
Other comprehensive income (loss)	16	(60)	(294)	238
Comprehensive income (loss)	(180)	60	(948)	549
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
Net earnings	—	—	311	—	—	311
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 15)	—	—	—	—	(1)	(1)
Exchange differences on translation of foreign operations (net of tax of $86 million)	—	—	—	460	—	460
Hedge of net investment (net of tax of $35 million) (note 15)	—	—	—	(221)	—	(221)
Total comprehensive income	—	—	311	239	(1)	549
Transactions with owners recognized directly in equity:
Preferred shares issuance	—	350	—	—	—	350
Share issue costs	—	(10)	—	—	—	(10)
Stock dividends paid	6	—	—	—	—	6
Dividends declared on common shares	—	—	(590)	—	—	(590)
Dividends declared on preferred shares	—	—	(16)	—	—	(16)
Balance as at June 30, 2015	6,992	874	12,371	605	22	20,864

Balance as at December 31, 2015	7,000	874	7,589	1,103	20	16,586
Net loss	—	—	(654)	—	—	(654)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 15)	—	—	—	—	(1)	(1)
Exchange differences on translation of foreign operations (net of tax of $80 million)	—	—	—	(521)	—	(521)
Hedge of net investment (net of tax of $36 million) (note 15)	—	—	—	228	—	228
Total comprehensive loss	—	—	(654)	(293)	(1)	(948)
Transactions with owners recognized directly in equity:
Stock dividends paid (note 11)	296	—	—	—	—	296
Dividends declared on preferred shares (note 11)	—	—	(19)	—	—	(19)
Balance as at June 30, 2016	7,296	874	6,916	810	19	15,915
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2016	2015	2016	2015
Operating activities
Net earnings (loss)	(196)	120	(654)	311
Items not affecting cash:
Accretion (note 9)	33	31	67	61
Depletion, depreciation, amortization and impairment (note 4)	697	905	1,419	1,769
Exploration and evaluation expenses (note 6)	30	6	30	6
Deferred income taxes	(108)	79	(115)	(180)
Foreign exchange	12	(7)	13	21
Stock-based compensation (note 11, 12)	8	(4)	25	(14)
Loss (gain) on sale of assets (note 4)	96	(2)	98	6
Unrealized mark to market	(83)	79	40	45
Other	(1)	(30)	(1)	(10)
Settlement of asset retirement obligations (note 9)	(23)	(18)	(45)	(49)
Deferred revenue (note 10)	40	24	40	50
Income taxes recovered	21	(150)	56	(146)
Interest received	—	—	3	—
Change in non-cash working capital (note 14)	(64)	(131)	(392)	(104)
Cash flow – operating activities	462	902	584	1,766
Financing activities
Long-term debt issuance (note 8)	2,412	2,310	5,661	5,645
Long-term debt repayment (note 8)	(3,060)	(2,420)	(5,960)	(4,995)
Short-term debt (note 8)	(8)	361	140	(29)
Debt issue costs	—	(1)	—	(7)
Proceeds from preferred share issuance, net of share issue costs	—	145	—	340
Dividends on common shares (note 11)	—	(292)	—	(584)
Dividends on preferred shares (note 11)	(9)	(9)	(19)	(16)
Interest paid	(105)	(100)	(182)	(155)
Other	2	2	16	21
Change in non-cash working capital (note 14)	61	44	131	62
Cash flow – financing activities	(707)	40	(213)	282
Investing activities
Capital expenditures	(595)	(727)	(1,005)	(1,547)
Proceeds from asset sales (note 4)	910	3	910	3
Contribution payable payment	(77)	(12)	(112)	(1,306)
Other	(32)	(9)	(22)	(16)
Change in non-cash working capital (note 14)	60	(166)	(196)	(347)
Cash flow – investing activities	266	(911)	(425)	(3,213)
Increase (decrease) in cash and cash equivalents	21	31	(54)	(1,165)
Effect of exchange rates on cash and cash equivalents	(1)	(23)	4	75
Cash and cash equivalents at beginning of period	—	169	70	1,267
Cash and cash equivalents at end of period	20	177	20	177
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream							Downstream									Corporate and Eliminations(2)			Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total			Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended June 30,	2016	2015	2016	2015	2016	2015		2016	2015	2016	2015	2016	2015	2016	2015		2016	2015		2016	2015
Gross revenues	1,044	1,577	270	337	1,314	1,914		369	418	585	747	1,337	1,955	2,291	3,120		(362)	(464)		3,243	4,570
Royalties	(90)	(134)	—	—	(90)	(134)		—	—	—	—	—	—	—	—		—	—		(90)	(134)
Marketing and other	—	—	18	(44)	18	(44)		—	—	—	—	—	—	—	—		—	—		18	(44)
Revenues, net of royalties	954	1,443	288	293	1,242	1,736		369	418	585	747	1,337	1,955	2,291	3,120		(362)	(464)		3,171	4,392
Expenses
Purchases of crude oil and products	14	17	227	302	241	319		222	310	440	599	1,083	1,549	1,745	2,458		(362)	(464)		1,624	2,313
Production, operating and transportation expenses	442	521	7	9	449	530		40	42	64	63	127	107	231	212		—	—		680	742
Selling, general and administrative expenses	52	60	1	1	53	61		1	1	7	6	3	2	11	9		82	16		146	86
Depletion, depreciation, amortization and impairment	542	713	6	6	548	719		27	26	25	26	77	114	129	166		20	20		697	905
Exploration and evaluation expenses	76	43	—	—	76	43		—	—	—	—	—	—	—	—		—	—		76	43
Other – net	105	33	(1)	3	104	36		(1)	—	(1)	(2)	(50)	(91)	(52)	(93)		65	—		117	(57)
	1,231	1,387	240	321	1,471	1,708		289	379	535	692	1,240	1,681	2,064	2,752		(195)	(428)		3,340	4,032
Earnings (loss) from operating activities	(277)	56	48	(28)	(229)	28		80	39	50	55	97	274	227	368		(167)	(36)		(169)	360
Share of equity investment	(1)	—	—	—	(1)	—		—	—	—	—	—	—	—	—		—	—		(1)	—
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—		—	—	—	—	—	—	—	—		(9)	6		(9)	6
Finance income	—	1	—	—	—	1		—	—	—	—	—	—	—	—		—	1		—	2
Finance expenses	(36)	(35)	—	—	(36)	(35)		—	—	(1)	(2)	(1)	(1)	(2)	(3)		(58)	(36)		(96)	(74)
	(36)	(34)	—	—	(36)	(34)	—	—	—	(1)	(2)	(1)	(1)	(2)	(3)	—	(67)	(29)	—	(105)	(66)
Earnings (loss) before income taxes	(314)	22	48	(28)	(266)	(6)		80	39	49	53	96	273	225	365		(234)	(65)		(275)	294
Provisions for (recovery of) income taxes
Current	6	(14)	—	40	6	26		—	(6)	—	24	—	24	—	42		23	27		29	95
Deferred	(92)	18	13	(47)	(79)	(29)		22	17	13	(10)	35	77	70	84		(99)	24		(108)	79
	(86)	4	13	(7)	(73)	(3)		22	11	13	14	35	101	70	126		(76)	51		(79)	174
Net earnings (loss)	(228)	18	35	(21)	(193)	(3)		58	28	36	39	61	172	155	239		(158)	(116)		(196)	120
Intersegment revenues	279	364	—	—	279	364		39	41	44	59	—	—	83	100		—	—		362	464
Expenditures on exploration and evaluation assets(3)	11	53	—	—	11	53		—	—	—	—	—	—	—	—		—	—		11	53
Expenditures on property, plant and equipment(3)	239	518	24	30	263	548		13	7	29	5	267	95	309	107		12	19		584	674
Expenditures on investment in joint venture(3)	23	8	—	—	23	8		—	—	—	—	—	—	—	—		—	—		23	8
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream							Downstream									Corporate and Eliminations(2)			Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total			Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Six months ended June 30,	2016	2015	2016	2015	2016	2015		2016	2015	2016	2015	2016	2015	2016	2015		2016	2015		2016	2015
Gross revenues	1,880	2,932	485	703	2,365	3,635		650	765	1,020	1,348	2,463	3,680	4,133	5,793		(575)	(841)		5,923	8,587
Royalties	(144)	(264)	—	—	(144)	(264)		—	—	—	—	—	—	—	—		—	—		(144)	(264)
Marketing and other	—	—	(84)	25	(84)	25		—	—	—	—	—	—	—	—		—	—		(84)	25
Revenues, net of royalties	1,736	2,668	401	728	2,137	3,396		650	765	1,020	1,348	2,463	3,680	4,133	5,793		(575)	(841)		5,695	8,348
Expenses
Purchases of crude oil and products	26	26	398	637	424	663		359	548	779	1,082	2,123	3,088	3,261	4,718		(575)	(841)		3,110	4,540
Production, operating and transportation expenses	893	1,033	15	18	908	1,051		76	85	113	126	264	235	453	446		—	—		1,361	1,497
Selling, general and administrative expenses	94	129	2	3	96	132		2	2	14	16	6	5	22	23		145	36		263	191
Depletion, depreciation, amortization and impairment	1,104	1,432	12	11	1,116	1,443		55	52	49	51	158	183	262	286		41	40		1,419	1,769
Exploration and evaluation expenses	93	100	—	—	93	100		—	—	—	—	—	—	—	—		—	—		93	100
Other – net	105	18	(4)	2	101	20		(1)	(11)	(2)	(1)	(175)	(91)	(178)	(103)		131	—		54	(83)
	2,315	2,738	423	671	2,738	3,409		491	676	953	1,274	2,376	3,420	3,820	5,370		(258)	(765)		6,300	8,014
Earnings (loss) from operating activities	(579)	(70)	(22)	57	(601)	(13)		159	89	67	74	87	260	313	423		(317)	(76)		(605)	334
Share of equity investment	(2)	—	—	—	(2)	—		—	—	—	—	—	—	—	—		—	—		(2)	—
Financial items
Net foreign exchange gain	—	—	—	—	—	—		—	—	—	—	—	—	—	—		4	68		4	68
Finance income	—	2	—	—	—	2		—	—	—	—	—	—	—	—		5	2		5	4
Finance expenses	(76)	(71)	—	—	(76)	(71)		—	—	(3)	(3)	(2)	(2)	(5)	(5)		(122)	(50)		(203)	(126)
	(76)	(69)	—	—	(76)	(69)	—	—	—	(3)	(3)	(2)	(2)	(5)	(5)	—	(113)	20	—	(194)	(54)
Earnings (loss) before income taxes	(657)	(139)	(22)	57	(679)	(82)		159	89	64	71	85	258	308	418		(430)	(56)		(801)	280
Provisions for (recovery of) income taxes
Current	(103)	(179)	—	222	(103)	43		—	(22)	—	41	—	34	—	53		71	53		(32)	149
Deferred	(76)	141	(6)	(207)	(82)	(66)		43	46	17	(22)	31	(142)	91	(118)		(124)	4		(115)	(180)
	(179)	(38)	(6)	15	(185)	(23)		43	24	17	19	31	(108)	91	(65)		(53)	57		(147)	(31)
Net earnings (loss)	(478)	(101)	(16)	42	(494)	(59)		116	65	47	52	54	366	217	483		(377)	(113)		(654)	311
Intersegment revenues	422	651	—	—	422	651		73	90	80	100	—	—	153	190		—	—		575	841
Expenditures on exploration and evaluation assets(3)	27	125	—	—	27	125		—	—	—	—	—	—	—	—		—	—		27	125
Expenditures on property, plant and equipment(3)	398	1,169	56	49	454	1,218		19	15	37	10	449	143	505	168		19	36		978	1,422
Expenditures on investment in joint venture(3)	69	9	—	—	69	9		—	—	—	—	—	—	—	—		—	—		69	9
As at June 30, 2016 and December 31, 2015
Total exploration and evaluation assets, property, plant and equipment, net	17,870	20,173	57	891	17,927	21,064		1,017	1,053	1,182	1,193	5,123	5,139	7,322	7,385		255	276		25,504	28,725
Total assets held for sale	184	—	870	—	1,054	—		—	—	—	—	—	—	—	—		—	—		1,054	—
Total assets	19,008	21,103	1,732	1,699	20,740	22,802		1,151	1,141	1,458	1,448	6,866	6,784	9,475	9,373		763	881		30,978	33,056
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2015 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2015, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on July 21, 2016.
Note 3 Significant Accounting Policies
Recent Accounting Standards
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the impact of adopting IFRS 16 on the consolidated financial statements.

Amendments to IAS 7 Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
In April 2016, the IASB issued amendments to IFRS 15. The amendments have the same effective date as the standard and will be applied to annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Amendments to IFRS 2 Share-based Payment
In June 2016, the IASB issued amendments to IFRS 2 to be applied for annual periods beginning on or after January 1, 2018 with early adoption permitted. The amendments clarify how to account for certain types of share-based payment transactions. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

Changes in Accounting Policy
Effective January 1, 2016, the Company adopted the following new accounting standards issued by the IASB:

Amendments to IAS 1 Presentation of Financial Statements
The amendments clarify guidance on materiality and aggregation, use of subtotals, aggregation and disaggregation of financial statement line items, the order of the notes to the financial statements and disclosure of significant accounting policies. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

Amendments to IFRS 7 Financial Instrument: Disclosures
The amendments clarify:

•	Whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required; and

•	The applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.
The adoption of this amended standard has no impact on the Company's consolidated financial statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Amendments to IAS 34 Interim Financial Reporting
The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The adoption of this amended standard has no impact on the Company's consolidated financial statements.
Note 4    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2015	50,388	1,465	2,313	8,136	2,688	64,990
Additions	393	57	19	485	22	976
Acquisitions	42	—	—	—	—	42
Transfers from exploration and evaluation (note 6)	18	—	—	—	—	18
Changes in asset retirement obligations	(4)	—	—	—	—	(4)
Disposals and derecognition	(3,666)	—	—	(9)	—	(3,675)
Transfers to assets held for sale	(1,740)	(1,333)	—	—	—	(3,073)
Exchange adjustments	(263)	(1)	—	(454)	(1)	(719)
June 30, 2016	45,168	188	2,332	8,158	2,709	58,555
Accumulated depletion, depreciation, amortization and impairment
December 31, 2015	(31,300)	(574)	(1,260)	(2,676)	(1,546)	(37,356)
Depletion, depreciation, amortization and impairment	(1,094)	(22)	(55)	(175)	(73)	(1,419)
Disposals and derecognition	2,377	—	—	9	1	2,387
Transfers to assets held for sale	1,556	463	—	—	—	2,019
Exchange adjustments	87	—	—	144	—	231
June 30, 2016	(28,374)	(133)	(1,315)	(2,698)	(1,618)	(34,138)
Net book value
December 31, 2015	19,088	891	1,053	5,460	1,142	27,634
June 30, 2016	16,794	55	1,017	5,460	1,091	24,417
Insurance Recoveries
The Company accrued business interruption and property damage insurance recoveries of $52 million in the second quarter of 2016 associated with the Company's isocracker unit fire at Lima, compared to $92 million in the second quarter of 2015, bringing total insurance recoveries to date of $410 million up to June 30, 2016. The insurance recoveries are reflected in other – net. Included in depletion, depreciation, amortization and impairment in the second quarter of 2015 was a $46 million write-off of the carrying value of the isocracker unit.

Assets Dispositions
On May 25, 2016, the Company completed the sale of royalty interests to a third party for gross proceeds of $165 million, resulting in a pre-tax gain of $163 million and an after-tax gain of $119 million.
In June 2016, the Company completed the sale of select assets in southwest Saskatchewan, the Taber area, and Dodsland near Kindersley, Saskatchewan to third parties for gross proceeds of $791 million, resulting in a pre-tax loss of $253 million and an after-tax loss of $184 million.
These assets, related liabilities and results of operations were reported in the Upstream Exploration and Production segment. The resulting pre-tax loss of $90 million is reflected in other-net.

Assets Held for Sale
On April 25, 2016 the Company reached an agreement to sell its ownership interest in select midstream assets for gross proceeds of $1.7 billion. The transaction is effective July 1, 2016 and closed on July 15, 2016. The assets are held by a newly formed limited partnership, of which Husky owns 35 percent, Power Assets Holding Ltd. (“PAH”) owns 48.75 percent and Cheung Kong Infrastructure Holdings Ltd. (“CKI”) owns 16.25 percent. The assets include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of oil storage capacity at Hardisty and Lloydminster, and other ancillary assets. As at June 30, 2016 the select midstream assets have been classified as assets held for sale and recorded at the lesser of fair value less costs to sell and their carrying amount, and depreciation ceased. The assets and related liabilities are recorded in the Upstream Exploration and Production and Upstream Infrastructure and Marketing segments.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

During the second quarter of 2016, the Company signed purchase and sale agreements with third parties to sell its southeast Saskatchewan, Redwater, Pembina and Orloff assets for gross proceeds of $295 million. As at June 30, 2016, the assets have been classified as assets held for sale and recorded at the lesser of fair value less costs to sell and their carrying amount, and depletion ceased. The assets and related liabilities are recorded in the Upstream Exploration and Production segment.
Note 5    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in the Asia Pacific Region. As at June 30, 2016, the Company had deposited funds of $134 million (December 31, 2015 - $121 million) which are classified as non-current and included in restricted cash in the condensed interim consolidated balance sheets.
Note 6    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2015	1,091
Additions	63
Transfers to oil and gas properties (note 4)	(18)
Expensed exploration expenditures previously capitalized	(30)
Exchange adjustments	(19)
June 30, 2016	1,087
Note 7    Other Assets

Other Assets
($ millions)	June 30, 2016	December 31, 2015
Long-term receivables	111	33
Leasehold incentives	25	34
Precious metals	21	23
Other	22	38
End of period	179	128

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	June 30, 2016	December 31, 2015
Commercial paper (1)	860	720
(1) The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at June 30, 2016 on outstanding commercial paper was 0.95 percent per annum (December 31, 2015 - 0.81 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Long-term debt
Syndicated Credit Facility	2018	200	499	—	—
6.20% notes(1)	2017	390	415	300	300
6.15% notes(1)	2019	390	415	300	300
7.25% notes(1)	2019	976	1,038	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	650	692	500	500
4.00% notes(1)	2024	976	1,038	750	750
3.55% notes	2025	750	750	—	—
6.80% notes(1)	2037	503	535	387	387
Debt issue costs(2)		(25)	(27)	—	—
Unwound interest rate swaps		3	4	—	—
Long-term debt		5,213	5,759	2,987	2,987
Long-term debt due within one year
7.55% notes(1)	2016	260	277	200	200
Long-term debt due within one year		260	277	200	200

(1)
All of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency. Refer to Note 15 for foreign currency risk management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
During the six months ended June 30, 2016, the Company had cumulative long-term debt issuances of $5,661 million related to borrowings against the Company's syndicated credit facility and cumulative long-term debt repayments of $5,960 million towards the Company's syndicated credit facility.
On March 9, 2016, the maturity date for one of the Company's $2.0 billion revolving syndicated credit facilities, previously set to expire on December 14, 2016, was extended to March 9, 2020. In addition, the Company's leverage covenant was replaced by a debt to capital covenant calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders' equity and certain adjusting items specified in the agreement. The Company was in compliance with the syndicated credit facility covenants at June 30, 2016 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. As at June 30, 2016, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 and an outstanding balance of $200 million under its $2.0 billion facility expiring June 19, 2018 (December 31, 2015 - $499 million.)
Notes
At June 30, 2016, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus and U.S. $3.0 billion under its U.S. Shelf Prospectus and related U.S. registration statement.
The Company's notes, credit facilities and short-term lines of credit rank equally in right of payment.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at June 30, 2016 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2015	2,984
Additions	2
Liabilities settled	(45)
Liabilities disposed	(241)
Transfers to liabilities directly associated with assets held for sale	(79)
Change in estimates	(6)
Exchange adjustment	(20)
Accretion (note 13)	67
June 30, 2016	2,662
Expected to be incurred within one year	89
Expected to be incurred beyond one year	2,573
The Company has deposited $134 million (December 31, 2015 - $121 million) of cash into restricted accounts for funding of future asset retirement obligations of the Asia Pacific Region. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
The Company has derecognized $241 million of its asset retirement obligations related to the legacy Western Canada asset dispositions that closed prior to June 30, 2016.
Asset retirement obligations of $70 million are directly associated with the legacy Western Canada asset dispositions classified as assets held for sale at June 30, 2016.
Asset retirement obligations of $9 million are directly associated with the select midstream assets which were classified as assets held for sale at June 30, 2016.
Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	June 30, 2016	December 31, 2015
Employee future benefits	181	176
Finance lease obligations	261	266
Stock-based compensation	8	12
Deferred revenue	143	109
Leasehold incentives	104	104
Other	65	76
End of period	762	743
The deferred revenue relates to the take or pay commitment with respect to natural gas production from the Liwan 3-1 field in the Asia Pacific Region. The Company has received partial payment for volumes not taken in the first six months of 2016.   Husky is pursuing full payments in accordance with the Liwan 3-1 field natural gas take or pay contractual requirements. As a result, deferred revenue has not been recorded in the financial statements where cash has not been received. Deferred revenue will be recorded when payment is received.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2015	984,328,915	7,000
Stock dividends	21,122,939	296
June 30, 2016	1,005,451,854	7,296
The Company issued stock dividends of $296 million on January 11, 2016, on account of common share dividends declared for the third quarter of 2015. Stock dividend shares are issued as a fraction of a common share which is determined by dividing the dollar amount of the dividend by the volume weighted price per share over the five day trading period immediately prior to the payment date. The common share dividend was suspended by the Board of Directors for the fourth quarter of 2015. There were no common share dividends declared in the first six months of 2016 (six months ended June 30, 2015 - $590 million).
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2015	36,000,000	874
Series 1 shares converted to Series 2 shares	(1,564,068)	(38)
Series 2 shares converted from Series 1 shares	1,564,068	38
June 30, 2016	36,000,000	874
On February 16, 2016, Husky announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (the "Series 1 Preferred Shares") on March 31, 2016. As a result, subject to certain conditions, the holders of Series 1 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 2 (the "Series 2 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2016, holders of 1,564,068 Series 1 Preferred Shares exercised their option to convert their shares, on a one-for-one basis, to Series 2 Preferred Shares.

Cumulative Redeemable Preferred Shares Dividends ($ millions)	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	2	4	4	5	5	7	7
Series 2 Preferred Shares(1)	—	—	—	—	—	—	—	—
Series 3 Preferred Shares	3	3	2	2	6	6	6	6
Series 5 Preferred Shares	3	3	3	3	5	5	3	3
Series 7 Preferred Shares	1	1	—	—	3	3	—	—
	9	9	9	9	19	19	16	16
(1) Series 2 Preferred Shares dividends declared and paid were less than $1 million.

The dividend rate applicable to the Series 2 Preferred Shares for the three month period commencing March 31, 2016 to, but excluding, June 30, 2016 is equal to the sum of the Government of Canada 90 day treasury bill rate on March 1, 2016 plus 1.73 percent, being 2.192 percent. The floating rate quarterly dividend applicable to the Series 2 Preferred Shares will be reset every quarter. The dividend rate applicable to the Series 1 Preferred Shares for the five year period commencing March 31, 2016, to, but excluding, March 31, 2021 is equal to the sum of the Government of Canada five year bond yield on March 1, 2016 plus 1.73 percent, being 2.404 percent. Both rates were calculated in accordance with the articles of amendment of Husky creating Series 1 Preferred Shares and Series 2 Preferred Shares dated March 11, 2011.

At June 30, 2016 and 2015, there were no preferred share dividends payable.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and six months ended June 30, 2016 and 2015:

Stock-based Compensation ($ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Stock option plan	1	(11)	5	(21)
PSUs	7	7	20	7
Stock-based compensation	8	(4)	25	(14)
During the three and six months ended June 30, 2016 and 2015, the Company granted 5.4 million stock options at an exercise price of $15.67. The following assumptions were used in the Black-Scholes option pricing model for the stock options granted during the quarter:

Black-Scholes Assumptions	June 30, 2016
Dividend per option(1)	1.08
Range of expected volatilities used (percent)	27.7-30.2
Range of risk-free interest rates used (percent)	0.6-0.8
Expected life of share options from vesting date (years)	1.87
Expected forfeiture rate (percent)	9.3
Weighted average fair value (per share)	1.34
(1) Equal to the average annual dividend paid by the Company over the past five years.
Earnings per Share

Earnings per Share ($ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net earnings (loss)	(196)	120	(654)	311
Effect of dividends declared on preferred shares in the period	(9)	(9)	(19)	(16)
Net earnings (loss) - basic	(205)	111	(673)	295
Dilutive effect of accounting for stock options as equity-settled(1)	(1)	(15)	(1)	(30)
Net earnings (loss) - diluted	(206)	96	(674)	265

(millions)
Weighted average common shares outstanding - basic	1,005.5	984.0	1,004.4	983.9
Effect of dilutive stock options and stock dividends declared	—	0.1	—	0.2
Weighted average common shares outstanding - diluted	1,005.5	984.1	1,004.4	984.1

Earnings (loss) per share – basic ($/share)	(0.20)	0.11	(0.67)	0.30
Earnings (loss) per share – diluted ($/share)	(0.20)	0.10	(0.67)	0.27

(1)
Stock-based compensation expense was $1 million and $5 million based on cash-settlement for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 – recovery of $11 million and $21 million), respectively. Stock-based compensation expense would have been $2 million and $6 million based on equity-settlement for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 – expense of $4 million and $9 million), respectively. For the three and six months ended June 30, 2016, equity settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement.

For both the three and six months ended June 30, 2016, 27 million tandem options (for both the three and six months ended June 30, 2015 – 29 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Note 12    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income (loss) for three and six months ended June 30, 2016 and 2015:

Production, Operating and Transportation Expenses	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Services and support costs	270	296	511	586
Salaries and benefits	157	152	315	311
Materials, equipment rentals and leases	66	73	131	146
Energy and utility	81	110	191	224
Licensing fees	68	73	128	134
Transportation	8	20	17	30
Other	30	18	68	66
	680	742	1,361	1,497

The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for three and six months ended June 30, 2016 and 2015:

Selling, General and Administrative Expenses	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Employee costs(1)	84	46	136	114
Stock-based compensation expense (recovery)(2)	8	(4)	25	(14)
Contract services	25	21	46	39
Equipment rentals and leases	9	8	18	17
Maintenance and other	20	15	38	35
	146	86	263	191

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2) Stock-based compensation expense (recovery) represents the cost to the Company for participation in share-based payment plans.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Note 13    Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Foreign exchange
Gain (loss) on translation of U.S. dollar denominated long-term debt	—	5	—	(22)
Gain (loss) on non-cash working capital	(7)	(36)	(20)	19
Other foreign exchange gain (loss)	(2)	37	24	71
Net foreign exchange gain (loss)	(9)	6	4	68
Finance income
Interest income	—	—	—	1
Other	—	2	5	3
Finance income	—	2	5	4
Finance expenses
Long-term debt	(78)	(73)	(167)	(143)
Contribution payable	(2)	(2)	(4)	(12)
Other	(6)	(5)	(12)	(10)
	(86)	(80)	(183)	(165)
Interest capitalized(1)	23	37	47	100
	(63)	(43)	(136)	(65)
Accretion of asset retirement obligations (note 9)	(33)	(31)	(67)	(61)
Finance expenses	(96)	(74)	(203)	(126)
	(105)	(66)	(194)	(54)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2015 - 6 percent).
Note 14    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Decrease (increase) in non-cash working capital
Accounts receivable	(72)	(235)	(265)	152
Inventories	(279)	(148)	(278)	(97)
Prepaid expenses	19	(12)	53	(5)
Accounts payable and accrued liabilities	389	142	33	(439)
Change in non-cash working capital	57	(253)	(457)	(389)
Relating to:
Operating activities	(64)	(131)	(392)	(104)
Financing activities	61	44	131	62
Investing activities	60	(166)	(196)	(347)

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

Note 15 Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, long-term income taxes receivable, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at June 30, 2016	As at December 31, 2015
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(13)	6
Crude oil(2)	(15)	8
Foreign currency contracts – FVTPL
Foreign currency forwards	1	—
Other assets – FVTPL	1	2
Hedge of net investment(3)(4)	(712)	(940)
	(738)	(924)

(1)
Natural gas contracts includes a $8 million decrease as at June 30, 2016 (December 31, 2015 - $14 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $42 million at June 30, 2016 (December 31, 2015 - $67 million).

(2)
Crude oil contracts includes a $6 million increase at June 30, 2016 (December 31, 2015 – $6 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $150 million at June 30, 2016 (December 31, 2015 - $190 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's selected net investments in its foreign operations with a U.S. dollar functional currency.

The Company's other financial instruments that are not related to derivatives or hedging activities are included in cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, long-term income taxes receivable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at June 30, 2016 was $5.6 billion (December 31, 2015 – $5.6 billion).
The fair values of commodity put and call options under a short term hedging program are determined using quoted market prices which are classified as Level 1 measurements. The estimation of the fair value of commodity derivatives other than commodity put and call options and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities except for those arising from the commodity put and call options are classified as Level 2 measurements. During the three and six months ended June 30, 2016 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18

Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments including commodity put and call options under the short term hedging program to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Earnings Impact of Market Risk Management Contracts
The realized and unrealized gains (losses) recognized on market risk management contract positions for the three and six months ended June 30, 2016 are set out below:

	Three months ended June 30, 2016
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	19	—	—
Crude oil	8	—	—
Crude oil call options	—	(49)	—
Crude oil put options	—	(3)	—
	27	(52)	—
Foreign currency
Foreign currency forwards(1)	—	—	2
	27	(52)	2
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other - net, while realized gains or losses are included in net foreign exchange gains in the condensed interim consolidated statements of income (loss).

	Six months ended June 30, 2016
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	(19)	—	—
Crude oil	(23)	—	—
Crude oil call options	—	(67)	—
Crude oil put options	—	(54)	—
	(42)	(121)	—
Foreign currency
Foreign currency forwards(1)	—	1	14
	(42)	(120)	14
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other - net, while realized gains or losses are included in net foreign exchange gains in the condensed interim consolidated statements of income (loss).

Commodity Price Risk Management
For the three and six months ended June 30, 2016 the Company incurred a realized loss of $109 million and $121 million, respectively, on the short term corporate hedging program which is recorded in other - net in the condensed interim consolidated statements of income (loss). The hedging program concluded in June 2016.

Foreign Currency Risk Management
At June 30, 2016, the Company had designated U.S. $3.2 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2015 - $3.2 billion). For the three and six months ended June 30, 2016, the Company incurred an unrealized loss of $11 million and gain of $228 million (three and six months ended June 30, 2015 – unrealized gain of $56 million and loss of $221 million), respectively, arising from the translation of the debt, net of tax of $2 million and $36 million (three and six months ended June 30, 2015 – net of tax of $6 million and $35 million), respectively, which was recorded in hedge of net investment within other comprehensive income (loss).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19

Interest Rate Risk Management
At June 30, 2016, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $3 million (December 31, 2015 – $4 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of less than $1 million and $1 million for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 – $5 million and $11 million), respectively.
At June 30, 2016, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $19 million (December 31, 2015 – $20 million), net of tax of $7 million (December 31, 2015 – net of tax of $7 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of less than $1 million and $1 million for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 – less than $1 million and $1 million), respectively.
Note 16 Related Party Transactions
On April 25, 2016 the Company reached an agreement to sell its ownership interest in select midstream assets for gross proceeds of $1.7 billion. The assets are held by a newly formed limited partnership, of which the Husky owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent. This transaction is a related party transaction, as PAH and CKI are affiliates of one of the Company’s principal shareholders, and has been measured at fair value.
Note 17 Subsequent Event
The Company reached an agreement on April 25, 2016 to sell its ownership interest in select midstream assets recorded in the Upstream Exploration and Production and Upstream Infrastructure and Marketing segments for gross proceeds of $1.7 billion, resulting in a pre-tax gain of $1.5 billion and an after-tax gain of $1.3 billion which will be recorded in the third quarter of 2016. The transaction is effective July 1, 2016 and closed July 15, 2016. The assets are held by a newly formed limited partnership, of which Husky owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent. Husky will remain as operator of the assets. The assets include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of oil storage capacity at Hardisty and Lloydminster, and other ancillary assets.

During the second quarter, the Company signed purchase and sale agreements with third parties to sell its southeast Saskatchewan, Redwater, Pembina and Orloff assets recorded in the Upstream Exploration and Production segment for gross proceeds of $295 million, resulting in a pre-tax gain of $180 million and an after-tax gain of $132 million which will be recorded in the third quarter of 2016.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 20